Mail Stop 4561

April 25, 2007

Mr. Sim Wong Hoo
Chief Executive Officer
Creative Technology LTD.
31 International Business Park
Creative Resource
Singapore 609921

> **Re:** **Creative Technology LTD.**
> **Form 20-F for the Fiscal Year Ended June 30, 2006**
> **File No. 000-20281**

Dear Mr. Hoo:

We have reviewed your response letter dated March 22, 2007 and the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2006

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Inventory, page F-7

1.   We note your response to prior comment number 3 with respect to the lack of disclosure of your substantial write-downs in flash memory inventory in fiscal years 2005 and 2006. Your response indicates that you do not believe that disclosure of your substantial inventory write-downs are required as they were not unusual based on the nature of your business operations. Your response further indicates that the write-downs were

established through your regular review procedures. Please clarify the exact nature of your inventory write-downs (e.g. write-down to lower of cost or market) and the total amount of write-downs in fiscal years 2005 and 2006. Since the write-downs have the effect of adjusting the carrying amount of your existing inventory balance pursuant to SAB Topic 5.BB and results from the periodic assessment of the present status and future benefits of your inventory, it appears these write-downs are the result of a change in accounting estimate. We refer you to paragraph 10 of APB Opinion 20. If this is correct, you are required to comply with the disclosure requirements of paragraph 33 of APB Opinion 20. Please clarify to the Staff how you plan to comply with this disclosure requirement.

Revenue Recognition, page F-9

2.   We note your analysis demonstrating that software is incidental to your products as a whole in response to prior comment numbers 4 and 5. Please address the following with respect to your response.

- Your response states that the software updates "provide bug fixes to correct errors and updates that are necessary to maintain compliance with published specifications, and/or accommodate platform changes such as new or revised PC operating systems." We further note, "the software updates do not change or enhance the functionality of the products." Please further clarify how you have determined that your software updates are limited to the items noted in your response and do not add functionality to the software embedded in your products. In addition, explain whether the software updates are provided on a regular basis. Please be as specific as possible in your response.

- Your response indicates that you did not incur significant cost for software development as software development costs comprised less than 1% of total cost of goods sold in fiscal year 2006. This indicates that you have only considered the costs that have been capitalized pursuant to the provisions of SFAS 86 when evaluating whether software is incidental to your product as a whole. However, your analysis should include all costs within the scope of SFAS 86 including the costs incurred in the development of the software component of the product (which is generally expensed as incurred). Please revise your analysis accordingly.

3.   We note your response to prior comment number 6 which clarifies how you have met the four basic revenue recognition criteria of SAB 104. Please explain why you do not disclose the information you provided in your response in your revenue recognition footnote. Specifically, the delivery terms in your arrangements appear to be a significant component of your revenue recognition accounting policy and hence, should be disclosed in the notes to your financial statements. Section II.F.3 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance published November 30, 2006

indicates that registrants should disclose when revenue is recognized, including customary delivery terms. Please advise.

Note 18 – Subsequent Events, page F-22

4.   We note the portion of your response to prior comment number 9 which provides your basis for allocating the entire $100 million settlement amount to revenue. Please explain to us how you considered paragraph 78 of CON 6 when making this determination, which states that "revenues result from delivering or producing goods, rendering services or other activities that constitute an entity's ongoing major or central operations." As part of your response, tell us whether you have licensed your ZEN Patent in transactions other than your settlement with Apple and quantify any revenue recognized under any such license arrangements.

5.   If you are able to provide persuasive evidence which demonstrates that the license agreement with Apple qualifies as revenue in accordance with CON 6, please further clarify why you believe that you are not required to allocate a portion of the proceeds received to the litigation settlement element of this agreement. In this respect, your response indicates that several of the significant terms of this settlement agreement involve the settlement of litigation, including a covenant not to sue. Therefore based on the information provided in your response, it appears that your settlement arrangement includes a litigation settlement element and should be viewed as a multiple-element arrangement for which you must have a basis for your allocation entirely to revenue. In this respect, since you have stated in your response that you do not have a meaningful basis to allocate the $100 proceeds between the litigation settlement gain and licensing revenue elements, it would not be appropriate to default to revenue classification. Therefore, we believe that you would be required to classify the entire bundled settlement proceeds outside of revenue as a non-operating or operating gain. Please advise.

6.   Please further clarify why you do not believe it is necessary to allocate any of the proceeds to the nonexclusive, perpetual, irrevocable, worldwide license granted to Apple under the ZEN Patent or that Apple granted to you under the Licensed Apple Patents (referred to as the 'cross license"). Please address the following specific comments:

-   We note that the cross license permits you and Apple with certain rights to additional future fees (e.g. royalties) based on the technology licensed in the settlement agreement. Your response indicates that you do not have to allocate value to these rights as they are additional benefits granted or are based on separate transactions. However, since these provisions are part of your settlement agreement you are required to allocate the proceeds received to the fair value of these additional provisions. In this respect, since the additional fees that you will pay or receive in the future are based on underlying technology granted in the settlement agreement, it appears that such provisions would have value. Please further clarify why you believe that you are not required to allocate proceeds to these provisions.

- We note that Apple has the right to use the technology covered by the ZEN Patent for the life of the patent, which expires on November 24, 2021. Please clarify whether you have any obligation to notify Apple of any new technology that is developed and patented under the ZEN Patent and whether Apple would have rights to such technology if developed.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief